File No. 70-10202

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-1

POST-EFFECTIVE AMENDMENT NO. 2
to
APPLICATION-DECLARATION

Under

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Entergy Corporation
639 Loyola Avenue
New Orleans, LA 70113

(Names of companies filing this statement and
addresses of principal executive offices)

Entergy Corporation

(Name of top registered holding company parent of
each applicant or declarant)

Steven C. McNeal Treasurer Entergy Corporation 639 Loyola Avenue New Orleans, LA 70113

(Names and addresses of agents for service)

The Commission is also requested to send copies
of any communications in connection with this matter to:

Mark W. Hoffman, Esq. Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113	William T. Baker, Jr., Esq. Thelen Reid & Priest LLP 875 Third Avenue New York, New York 10022
  Fees, Commissions and Expenses.

  The estimated fees, commissions and expenses expected to be paid or incurred, directly or indirectly, in connection with the matters described in this Post-Effective Amendment No. 2 are estimated to be not more than $10,000, including fees of counsel not to exceed $7,000 and fees of Entergy Services, Inc. not to exceed $3,000.

  Applicable Statutory Provisions.

  Paragraph 3.2 of Item 3 of the Application-Declaration in this File is hereby amended and restated to read as follows:

  "3.2. Compliance with Rules 53 and 54.

  By order, dated June 30, 2004 (HCAR No. 27864) in this File (the "June 2004 Order"), the Commission authorized Entergy, among other things, to issue securities to finance the acquisition of securities of EWGs and FUCOs (collectively, "Exempt Projects") in an aggregate amount not to exceed 100% of Entergy's "consolidated retained earnings" in accordance with Entergy's Order dated June 13, 2000 in File No. 70-9049 (HCAR No. 27184) (the "June 2000 Order"). On September 23, 2005, Entergy's public utility subsidiary company, Entergy New Orleans, Inc. ("ENO") filed a voluntary petition ("Voluntary Petition") for relief under Chapter 11 of the U.S. Bankruptcy Code ("Bankruptcy Code") in the United States Bankruptcy Court for the Eastern District of Louisiana. The book value of ENO's assets exceeded 10% of Entergy's "consolidated retained earnings" as of June 30, 2005. Consequently, Entergy is no longer in compliance with Commission Rule 53(b)(1), as described below.

  In this Post-Effective Amendment No. 2, Entergy requests that the Commission issue a supplemental order in this File continuing its authorization, on the basis of representations in this Post-Effective Amendment No. 2, for Entergy to issue securities to finance the acquisition of the securities of Exempt Projects in an aggregate amount up to 100% of Entergy's "consolidated retained earnings."1

  The proposed transactions are subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of Exempt Projects or other transactions unrelated to Exempt Projects, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

  Entergy hereby represents that, pursuant to Rule 54 under the Act, (i) for the reasons discussed in this Post-Effective Amendment No. 2, the condition set forth in Rule 53(a)(1), that Entergy's "aggregate investment" in EWGs and FUCOs not exceed 50% of Entergy's "consolidated retained earnings", is not currently satisfied, (ii) for the reasons discussed below, the condition set forth in Rule 53(b)(1) is not currently satisfied, and (iii) all of the other criteria of Rule 53(a) and (b) are currently satisfied.

  With respect to the condition set forth in Rule 53(a)(1), Entergy's "aggregate investment" in Exempt Projects (approximately $2.9 billion) is equal to approximately 57% of Entergy's "consolidated retained earnings" as of June 30, 2005 (approximately $5.0 billion). Entergy's aggregate investment in Exempt Projects currently exceeds the 50% limitation in Rule 53(a)(1) as a result of increased investments in EWGs relating to the acquisition and/or construction of "eligible facilities" (as defined in Section 32 under the Act). Although Entergy's current aggregate investment in Exempt Projects exceeds the limit specified in Rule 53(a)(1), by the June 2000 Order the Commission authorized Entergy to make investments in amounts up to 100% of its consolidated retained earnings in Exempt Projects and, therefore, Entergy's aggregate investment in such Exempt Projects is within the parameters authorized in the June 2000 Order.

  With respect to the condition set forth in Rule 53(b)(1), on September 23, 2005, ENO filed the Voluntary Petition. The book value of ENO's assets exceeded 10% of Entergy's "consolidated retained earnings" as of June 30, 2005. Consequently, the circumstances described in Rule 53 (b)(1) have occurred.

  The Voluntary Petition was precipitated by the unanticipated and devastating impact of Hurricane Katrina, which destroyed substantial portions of ENO's facilities, disrupted its revenues, and, with the evacuation of the City of New Orleans ("City"), eliminated at least in the short term, the quality of ENO's customer base, which is directly linked to the fortunes of the City. ENO is continuing in possession of its properties and has continued to operate its business as a debtor-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code.

  The purpose of the Voluntary Petition, consistent with the fundamental goals of the bankruptcy laws, is to provide ENO with the respite that it needs to deal with the challenges caused by the hurricane, and to enable it to address the interests of its creditors, employees, and the customers which it is dedicated to serve. In this regard, ENO's most pressing concern, and the immediate cause of its Voluntary Petition, is the liquidity crisis resulting from the hurricane's severe disruption to operations.2 ENO estimates that over 87,000 of its customers are presently unable to accept electric service, and will remain unable to accept such service for a period of time that cannot yet be determined. Other customers in the New Orleans area who have had their utility services restored have been displaced by Hurricane Katrina. The ordinary cycle of customer payment of utility bills has been shattered. As a result, ENO's cash receipts have been significantly below normal levels since the hurricane.

  As a result of the circumstances set forth in Rule 53(b)(1) having arisen with respect to ENO, Entergy is no longer in compliance with the safe harbor provisions of Rule 53 (as modified by the June 2000 Order). However, in accordance with Rule 53(c), Entergy believes that the transactions authorized in this File (to the extent they involve the issuance of securities by Entergy to finance the acquisition of the securities of Exempt Projects), (i) will not have a substantial adverse impact upon Entergy's financial integrity and (ii) will not have an adverse impact on Entergy's utility subsidiaries (including ENO and Entergy Gulf States, Inc. ("EGSI")), their customers or on the ability of Entergy's state and local regulators to protect such subsidiaries or customers. In support of its position, Entergy hereby provides the following financial information (which is also periodically furnished to the Commission due to Entergy's non-compliance with the condition in Rule 53(a)(1)):

  1. As of June 30, 2005, Entergy's aggregate investment in Exempt Projects was equal to 17% of Entergy's total consolidated capitalization, 15% of consolidated net utility plant and 18% of the market value of Entergy's common stock. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's aggregate investment in Exempt Projects was equal to 7% of Entergy's total capitalization, 7% of Entergy's consolidated net utility plant and 24% of the market value of Entergy's outstanding common stock.

  2. Entergy's consolidated retained earnings have grown by an average of 12% annually during the period since the Commission issued its June 2000 Order (i.e., from June 30, 2000 through June 30, 2005).

  3. Income from Entergy's investments in Exempt Projects has contributed positively to its overall earnings during the period since the Commission issued the June 2000 Order through June 30, 2005.

  4. As of March 31, 2000 (the most recent calendar quarter preceding the June 2000 Order), Entergy's consolidated capitalization ratio was approximately 50.0% debt and approximately 50.0% equity, consisting of approximately 5.0% preferred stock and approximately 45.0% common stock. As of June 30, 2005, Entergy's consolidated capitalization ratio was approximately 50.6% debt and approximately 49.4% equity, consisting of approximately 2.3% preferred stock and approximately 47.1% common stock. These ratios are within industry ranges set by the independent debt rating agencies for BBB-rated electric utility companies.

  5. Except as referred to in, and as of the date of, this Post-Effective Amendment No. 2, each of the considerations set forth in the June 2000 Order, in support of Entergy's assertion that its existing and proposed level of investment in Exempt Projects would not have an adverse impact on any Entergy operating utility subsidiaries or their ratepayers, or on the ability of interested state commissions to protect the utilities and their customers, continues to apply.

  6. Entergy's commitment of capital to the Exempt Projects will not harm Entergy's public-utility subsidiaries because, other than the DIP Financing for ENO, as it may be expanded by order of the Commission, and increased common stock investment in EGSI to maintain common equity at an acceptable level of total capitalization, Entergy's public-utility company subsidiaries expect to fund their operations primarily from internal sources of cash and from sales of securities to third parties over the period October 1, 2005 through the end of January, 2006. (See Exhibit I-2 hereto). After the debt and equity infusions in ENO and EGSI, Entergy will have significant financing capacity available under the Commission authorization in this file (see the June 2004 Order) for additional investments in its public utility company subsidiaries.

  Therefore, notwithstanding that the condition set forth in Rule 53(b)(1) has arisen as a result of the bankruptcy of ENO, Entergy has affirmatively demonstrated that it satisfies the standards in Rule 53(c) for continued authorization of the transactions in this File (to the extent they involve the issuance of securities by Entergy to finance the acquisition of securities of Exempt Projects).

  Furthermore, the Entergy System has complied with, and will continue to comply with, the record keeping requirements of Rule 53(a)(2), the limitation in Rule 53(a)(3) on the use of Entergy System domestic public utility subsidiary companies' personnel in rendering services to affiliated EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of certain filings and reports under the Act to retail regulatory commissions. Finally, other than Rule 53(b)(1), none of the conditions set forth in Rule 53(b) (under which the safe harbor provisions of Rule 53 would not be available) currently exists. Specifically, (i) Entergy's average consolidated retained earnings for the four quarterly periods ended June 30, 2005 have not decreased by 10% from the average for the previous four quarterly periods, and (ii) Entergy did not report operating losses in its previous fiscal year attributable to its investments in Exempt Projects in excess of 5% of Entergy's consolidated retained earnings.

  Except to the extent otherwise authorized in the June 2000 Order, in any supplemental order issued in this File or any other subsequent order issued by the Commission, Entergy will maintain compliance with all of the conditions of Rule 53.

  Item 4. Regulatory Approval

  No State or Federal commission, other than the Commission, has jurisdiction over the matters described in this Post-Effective Amendment No. 2.

  Item 5. Procedure.

  Entergy requests that the Commission's supplemental order continuing its authorization of the transactions in this File (to the extent they involve the issuance of securities by Entergy to finance the acquisition of the securities of Exempt Projects in an aggregate amount of up to 100% of Entergy's "consolidated retained earnings" be issued as soon as the rules allow, and that there not be a 30-day waiting period between issuance of the Commission's supplemental order and the date on which such order is to become effective. Entergy hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

  Item 6. Exhibits and Financial Statements.

          Exhibits:

I-2 - Funds Statement (Filed confidentially pursuant to Rule 104).

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

ENTERGY CORPORATION
By: /s/ Steven C. McNeal
Steven C. McNeal
Vice President and Treasurer

Dated: October 31, 2005

________________________
1.   Entergy has concurrently requested continuing authorization from the Commission in two separate files, due to the inability to satisfy the condition set forth in Rule 53(b)(1) as described in this Post-Effective Amendment No. 2, for Entergy (a) either to issue securities to finance the acquisition of securities of Exempt Projects or to guarantee, or provide other forms of credit support, to Exempt Projects in an aggregate amount up to 100% of Entergy's "consolidated retained earnings" (File No. 70-9049) (the June 2000 Order) and (b) among other things, to finance its investments in Exempt Projects by providing guarantees and other forms of credit support and issuing securities to finance the acquisition of the securities of Exempt Projects up to an aggregate amount not to exceed, in accordance with the limitation in the June 2000 Order, 100% of Entergy's "consolidated retained earnings" (File No. 70-9123) (see HCAR No. 27039 (June 22, 1999) as amended and supplemented by various orders (see HCAR Nos. 27216 (August 21, 2000), 27626 (December 20, 2002) and 28031 (September 19, 2005)).

2.  On September 26, 2005, the Commission issued an emergency order granting authority for Entergy to loan ENO up to $150 million ("DIP Financing"). See HCAR No. 10334. In approving the emergency funding request, the Commission considered (in light of the condition of Rule 53(b)(1) having occurred) the effect upon the Entergy System of the capitalization and earnings of Entergy's Exempt Projects, in accordance with Rule 54, and found that there was no basis to withhold or deny approval of the relief requested. In addition, the Commission provided a waiver to the security issuance condition that ENO maintain common equity as a percent of capitalization at 30% or greater.